                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                              SGV BANCORP, INC.
                    --------------------------------------
                              (Name of Issuer)

                    Common Stock, par value $.01 per share
               ------------------------------------------------
                        (Title of Class of Securities)

                                  78422T-10-2
                         -----------------------------
                                (CUSIP Number)

                              December 31, 1999
                         -----------------------------
            (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                              Page 1 of 5 pages

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--------------------------  ------------------------ ---------------------------
CUSIP NO. 78422T-10-2                 13G            Page 2 of  5  Pages
--------------------------  ------------------------ ---------------------------

---     ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        First Federal Savings and Loan Association of San Gabriel Valley Employee Stock Ownership Plan

---     ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /__/
                                                        (b) /__/

---     ------------------------------------------------------------------------
3       SEC USE ONLY


---     ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in California.

-----------------  ----   ------------------------------------------------------
     NUMBER OF      5     SOLE VOTING POWER
       SHARES                    68,194
    BENEFICIALLY
      OWNED BY     ----   ------------------------------------------------------
        EACH        6     SHARED VOTING POWER
     REPORTING                  114,630
       PERSON
        WITH       ----   ------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER
                                182,824

---     ------------------------------------------------------------------------
8       SHARED DISPOSITIVE POWER
                -0-


---     ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              182,824

---     ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---     ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.2% of 2,221,871 shares of Common Stock outstanding as of December 31, 1999.

---     ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              EP

--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!



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       FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF SAN GABRIEL VALLEY
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                SCHEDULE 13G/A

Item 1(a)   Name of Issuer:
            SGV Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            225 North Barranca Street
            West Covina, California   91791-1080

Item 2(a)   Name of Person Filing:
            First Federal Savings and Loan Association of San Gabriel Valley

            Employee Stock Ownership Plan
            Trustee:  California Central Trust Bank
                      3080 S. Bristol Street, Suite 200
                      Costa Mesa, California   92626

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            225 North Barranca Street
            West Covina, California   91791-1080

Item 2(c)   Citizenship:
            Federally chartered stock savings institution's employee stock benefit plan organized in California.

Item 2(d)   Title of Class of Securities:  Common Stock par value $.01 per share

Item 2(e)   CUSIP Number:   78422T-10-2

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1999, the reporting person beneficially owned 182,824 shares of the issuer. This number of shares represents 8.2% of the common stock, par value $ .01, of the issuer, based upon 2,221,871shares of such common stock outstanding as of December 31, 1999. As of December 31, 1999, the reporting person has sole power to vote or to direct the vote of 68,194 of the shares and shares voting power over 114,630 shares. The reporting person has the sole power to dispose or direct the disposition of 182,824 shares of common stock.




                              Page 3 of 5 pages

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



SEC 1745 (2-95)
                               Page 4 of 5 pages

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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 11, 2000
                  --------------------------------------------
                                    (Date)

                                /s/ Ronald A. Ott
                  --------------------------------------------
                                  (Signature)

                                  Ronald A. Ott
                            Executive Vice President
                          and Chief Financial Officer
                  --------------------------------------------
                                 (Name/Title)










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